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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                               SEC File No. 1-9547

[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  December 31, 2002

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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      Full Name of Registrant:                  EQUIFIN, INC.

      Former Name, if Applicable:               InterSystems, Inc.

      Address of Principal Executive Office:    1011 Highway 71

      City, State and Zip Code:                 Spring Lake,  New Jersey 07762


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Part II - Rules 12b-25 (b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

    [X] (c) The accountants statement or other exhibit required by Rule
            12b-25(c) has been attached, if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB,
11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or portion thereof could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 2002, within the period prescribed by the regulations under the Securities and Exchange Act of 1934 due to a delay caused by the Company's change of independent accounting firms from BDO Seidman, LLP, to J.H.Cohn, LLP, which was described in the Company's Current Report on Form 8-K for event of February 4, 2003.

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Part IV - Other Information

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(1)         Name and telephone number of person to contact in regard to this notification:

            (Name)                        (Area Code)       (Telephone Number)
            Daniel T. Murphy                  732                282-1411

(2)         Have all other periodic reports required (under
            Section 13 or 15(d)of the Securities Exchange Act
            of 1934) during the preceding 12 months (or for
            such shorter period that the registrant was
            required to file such reports) been filed?          [X] Yes  [ ] No

(3)         Is it anticipated that any significant change in
            results of operations from the corresponding
            period for the last fiscal year will be reflected
            by the earnings statements to be included in the
            subject report or portion thereof?                   [ ] Yes [X] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                EQUIFIN, INC.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 31, 2003                  By:/s/ Daniel T. Murphy
                                       ------------------------------------
                                       Daniel T. Murphy
                                       Chief Financial Officer



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                                 J.H. Cohn, LLP
                              75 Eisenhower Parkway
                               Roseland, NJ 07068




                                          March 31, 2003


Mr. Daniel T. Murphy
Chief financial Officer
EquiFin, Inc.
1011 Highway 71
Spring Lake, NJ  07761

Dear Mr. Murphy:

We have been engaged to audit the consolidated financial statements of EquiFin, Inc. (SEC File No. 1-9547) as of and for the year ended December 31, 2002. In connection with the Form 12b-25 being filed by EquiFin, Inc. relating to its Form 10-KSB as of and for the period ended December 31, 2002, we hereby confirm EquiFin, Inc.'s assertion that we were not engaged until February 13, 2003, the date on which EquiFin, Inc. completed a change in principal accountants, and, accordingly, as March 31, 2003, we have not had sufficient time to complete all of the procedures we believe are necessary pursuant generally accepted auditing standards in the United States of America to provide us with a reasonable basis for the expression of an opinion on the consolidated financial statements of EquiFin, Inc. referred to above.


                                          //s//  J.H. COHN LLP
                                          --------------------------------